May 12, 2011

VIA EDGAR AND FEDERAL EXPRESS DELIVERY

Mr. David Lyon
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:          First Connecticut Bancorp, Inc.
Amendment Number 4 to Form S-1
Filed May 3, 2011
File No. 333-171913

Dear Mr. Lyon:

On behalf of First Connecticut Bancorp, Inc. (the “Company”), filed simultaneously herewith is Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-1, as amended (the “Amended Registration Statement”), marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed by the Company on May 3, 2011.

The Amended Registration Statement is filed in response to the staff’s comment letter dated May 11, 2011.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.

Compensation Discussion and Analysis, page 96

1.
We note the principal components of compensation listed at the bottom of page 96.  We also note the disclosure on page 97 regarding how you generally determined to pay the amounts of compensation.  Please specifically discuss each element of compensation and explain how you determined the amount to be paid.  For example, you currently do not discuss how the levels of base pay were determined.  Also, there is not an explanation of how the amounts paid under the annual incentive compensation plan tie to the established performance targets and the company and individual results.

Response to Comment No. 1:

Please see the revised Compensation Discussion and Analysis section of the Amended Registration Statement beginning on page 100 of the prospectus.  We have revised this section to discuss each element of compensation.  Within the discussion of each element of compensation we have also discussed how amounts paid were determined.  We have also included tables at the end of the discussion of our Annual Incentive Compensation Plan to include payout calculations tying the amounts paid under this plan to the established performance targets and results.

Mr. David Lyon
U.S. Securities and Exchange Commission
May 12, 2011

 Phantom Stock Plan, page 97

2.	Please revise to explain, with quantification, how the compensation committee used the information in the table to derive the number of phantom stock units disclosed in the following paragraph.

Response to Comment No. 2:

Please see the revised disclosure under the subheading “Phantom Stock Plan” in the Compensation Discussion and Analysis section of the Amended Registration Statement beginning on page 112.  We have provided disclosure in the last paragraph of this section describing how the number of phantom stock units awarded were calculated.

Annual Incentive Compensation Plan, page 113

3.
It appears that the compensation committee established performance goals related to achievement of regulatory ratings for your chief executive officer and chief financial officer.  Please revise your filing to disclose those goals and discuss whether they were achieved.  Otherwise, provide us with an analysis of why you are not required to do so.  See Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

Response to Comment No. 3:

We respectfully have not included disclosure of the regulatory ratings goals nor discussed whether they were achieved. The reason for this is that we believe such disclosure would violate the law and subject individuals who participate in the disclosure to potential criminal penalties.

The FDIC's regulations, which apply to First Connecticut Bancorp's subsidiary Farmington Bank, specifically prohibit disclosure by the Bank or its parent of examination information, including the regulatory ratings therein. See 12 CFR Section  309.6  "Disclosure of exempt records,"  which treats such information as "exempt records". The banking agencies, including the FDIC, interpret that such records are the property of the agencies, and that improper disclosure is actionable under 18 U.S.C. Section 641; that statute provides for criminal penalties up to 10 years in prison and/or monetary fines.

The FDIC and other banking agencies issued FIL 13-2005 in February 2005 reiterated the importance of confidentiality of examination report information. In relevant part, the FIL states that:
"The agencies’ regulations provide that the report of examination, which contains the CAMELS rating, is nonpublic information and the property of the agency issuing the report. These regulations specifically provide that, except in very limited circumstances, banks, savings associations, and other financial institutions may not disclose a report of examination or any portion of the report, nor make any representations concerning the report or the report’s findings without the prior written permission of the appropriate federal banking agency. The circumstances for release of nonpublic supervisory information may include disclosure to a parent holding company, director, officer, attorney, auditor, or other specified third party, as indicated in the regulations of the appropriate federal banking agency. Any person who discloses or uses nonpublic information except as expressly permitted by one of the appropriate federal banking agencies or as provided by the agency’s regulations may be subject to the criminal penalties provided in 18 USC 641.
This legal prohibition on the release of nonpublic supervisory information applies to all financial institutions supervised by the agencies, including bank and thrift holding companies … . "

Mr. David Lyon
U.S. Securities and Exchange Commission
May 12, 2011

We are aware of the SEC's Compliance & Disclosure Interpretations of Regulation S-K Question and Answer 118.04 regarding required performance goals disclosure. Among other things, that Interpretation provides that "When performance targets are a material element of a company's executive compensation policies or decisions, a company may omit targets involving confidential trade secrets or confidential commercial or financial information only if their disclosure would result in competitive harm." However, this Interpretation presupposes that there is a business reason for the confidentiality of the information, not a legal reason why the information can't be disclosed (that is, in the former the registrant can decide to give out the information, it just chooses not to; in the latter the registrant is legally precluded from disclosing by statute, not by contract). We also point out that the "regulatory rating" percentage of the incentive formula for each executive is relatively small relative to the total.  Finally, as you can see from the amended disclosures in the CD&A, it is clear that the Compensation Committee and Board of Directors uses considerable discretion in setting incentive compensation and does not simply apply the actual achievements to the performance targets in determining incentive payment amounts.

Exhibit 8.1

4.
It appears that certain of the representations contained in the letter attached to the opinion are not factual representations or are outside the scope of management’s expertise.  Please tell us how counsel is entitled to rely on those representations or revise the opinion to indicate counsel is not relying on them.

Response to Comment No. 4:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement. We have revised the opinion to remove the management letter attached to the opinion.

Mr. David Lyon
U.S. Securities and Exchange Commission
May 12, 2011

*****

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope.  If you have any questions concerning this submission, please contact the undersigned at (860) 331-2626.

Very truly yours,

Hinckley, Allen & Snyder LLP

/s/ William W. Bouton

William W. Bouton, III

Enclosures

cc:           Michael Seaman, U.S. Securities and Exchange Commission
David Irving, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission
John J. Patrick, Jr., Farmington Bank
Gregory A. White, Farmington Bank
Patricia A. McJoynt, Keefe Bruyette & Woods, Inc.
Kent Krudys, Luse Gorman Pomerenk & Schick, P.C.
Robert Lipsher, Luse Gorman Pomerenk & Schick, P.C.
Keith Olsen, PricewaterhouseCoopers
Kara Williams, PricewaterhouseCoopers
William Pommering, RP Financial, LC.
Gregory Dunn, RP Financial, LC.